Pricing supplement no. 1645
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 32-XI dated August 1, 2008

Registration Statement No. 333-130051
Dated October 28, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $ 1,060,000 **Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index due October 30, 2015**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 30, 2015*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket consisting of a domestic index and an international index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Basket that would exceed the Maximum Return of 230% while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on October 28, 2008 and are expected to settle on or about October 31, 2008.

Key Terms

Basket:	The notes are linked to an equally weighted basket consisting of the S&P 500® Index ("SPX") and the MSCI EAFE® Index ("MXEA") (each a "Basket Index," and together, the "Basket Indices").
Component Weightings:	The S&P 500® Index Weighting ("S&P 500 Weighting") is 50% and the MSCI EAFE® Index Weighting ("MSCI EAFE Weighting") is 50% (each a "Component Weighting," and collectively, the "Component Weightings").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero. If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Participation Rate of 100%, subject to the Maximum Return on the notes of 230%. For example, if the Basket Return is equal to or greater than 230%, you will receive the Maximum Return on the notes of 230%, which entitles you to a maximum payment at maturity of $3,300 for every $1,000 principal amount note that you hold.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will be calculated as follows: $1,000 × the Basket Return × the Participation Rate of 100%; *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return of 230% × $1,000.
Participation Rate:	100%
Maximum Return:	230%
Basket Return:	$\dfrac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date, which was October 28, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 × [1 + (S&P 500 Return × S&P 500 Weighting)+ (MSCI EAFE Return × MSCI EAFE Weighting)] Each of the S&P 500 Return and the MSCI EAFE Return reflects the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-XI.
Observation Date:	October 27, 2015*
Maturity Date:	October 30, 2015*
CUSIP:	48123LUM4

* Subject to postponement in the event of a market disruption event as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-XI.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-15 of the accompanying product supplement no. 32-XI and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$75.14	$924.86
Total	$1,060,000	$79,648.40	$980,351.60

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $75.14 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $40.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-148 of the accompanying product supplement no. 32-XI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 28, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-XI dated August 1, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 24, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 32-XI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 32-XI dated August 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003881/e32475_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate of 100%, up to the Maximum Return on the notes of 230%, *provided* that this payment (the Additional Amount) will not be less than zero.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the S&P 500® Index and the MSCI EAFE® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. For additional information about each Basket Index, see the information set forth under "S&P 500® Index" and "MSCI EAFE® Index" in the accompanying product supplement no. 32-XI.

- **CURRENCY MARKET EXPOSURE** — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the MSCI EAFE® Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the MSCI EAFE® Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see "Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk" below.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 32-XI. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 7.94%, compounded semi-annually. Based on our determination of the comparable yield, the "projected payment schedule," per $1,000 principal amount note, consists of a single payment at maturity equal to $1,725.26. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date (per $1,000 note) as of End of Calendar Period
October 31, 2008 through December 31, 2008	$13.23	$13.23
January 1, 2009 through December 31, 2009	$82.05	$95.28
January 1, 2010 through December 31, 2010	$88.69	$183.97
January 1, 2011 through December 31, 2011	$95.87	$279.84
January 1, 2012 through December 31, 2012	$103.64	$383.48
January 1, 2013 through December 31, 2013	$112.02	$495.50
January 1, 2014 through December 31, 2014	$121.10	$616.60
January 1, 2015 through October 30, 2015	$108.66	$725.26

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the component stocks of the Basket Indices or contracts related to the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 32-XI dated August 1, 2008.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN**— If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed the Maximum Return of 230% of the principal amount, regardless of the appreciation of the Basket, which may be significant.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some times during the term of the notes but falls below the Starting Basket Level on the Observation Date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS OR RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Indices would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX** — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component securities of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the MSCI EAFE® Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the MSCI EAFE® Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally as well as in the markets of the component securities composing the MSCI EAFE® Index;
  - a variety of economic, financial, political, regulatory or judicial events that affect the stocks composing the Basket Indices or stock markets generally;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the MSCI EAFE® Index are traded and the correlation between that rate and the level of the MSCI EAFE® Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +275% and reflects the Participation Rate of 100% and the Maximum Return of 230%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
375.00	275.00%	230.00%
350.00	250.00%	230.00%
330.00	230.00%	230.00%
300.00	200.00%	200.00%
275.00	175.00%	175.00%
250.00	150.00%	150.00%
225.00	125.00%	125.00%
200.00	100.00%	100.00%
175.00	75.00%	75.00%
150.00	50.00%	50.00%
125.00	25.00%	25.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.00	-20.00%	0.00%
70.00	-30.00%	0.00%
60.00	-40.00%	0.00%
50.00	-50.00%	0.00%
40.00	-60.00%	0.00%
30.00	-70.00%	0.00%
20.00	-80.00%	0.00%
10.00	-90.00%	0.00%
0.00	-100.00%	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 125. Because the Ending Basket Level of 125 is greater than the Starting Basket Level of 100 and the Basket Return of 25% multiplied by 100% does not exceed the Maximum Return of 230%, the Additional Amount is equal to $250 and the final payment at maturity is equal to $1,250 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(125\text{-}100)/100] \times 100\%) = \$1,250$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 350. Because the Ending Basket Level of 350 is greater than the Starting Basket Level of 100 and the Basket Return of 250% multiplied by 100% exceeds the Maximum Return of 230%, the investor receives a payment at maturity of $3,300 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graphs show the historical performance of each Basket Index based on the weekly Index closing level of the respective Index, as well as the Basket as a whole, from January 3, 2003 through October 24, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and that each Basket Index had the component weightings specified in this pricing supplement on that date. The closing level of the S&P 500® Index on October 28, 2008 was 940.51. The closing level of the MSCI EAFE® Index on October 28, 2008 was 1110.16. We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.







JPMorgan Structured Investments —
Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index

PS- 4